EXHIBIT 99.23(d)(iii)

Addendum to Management Agreement between

Lord Abbett Global Fund, Inc.

and

Lord, Abbett & Co. LLC

Dated: January 1, 2006 (the “Agreement”)

Lord, Abbett & Co. LLC (“Lord Abbett”) and Lord Abbett Global Fund, Inc., on behalf of its Equity Series (the “Fund”), do hereby agree that the annual management fee rate for the Fund with respect to paragraph 2 of the Agreement shall be as follows: 0.75 of 1% of the first $1 billion of the Fund’s average daily net assets; 0.70 of 1% of the next $1 billion of such assets; and 0.65 of 1% of such assets in excess of $2 billion.

For purposes of Section 15 (a) of the Act, this Addendum and the Agreement shall together constitute the investment advisory contract of the Fund.

LORD, ABBETT & CO. LLC

BY:	/s/ Lawrence H. Kaplan
Lawrence H. Kaplan
Member and General Counsel

LORD ABBETT GLOBAL FUND, INC.

BY:	/s/ Christina T. Simmons
Christina T. Simmons
Vice President & Assistant Secretary